Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2020

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2020 of PetroChina Company Limited (the “Company”) (the “EGM”) will be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m. to consider and approve the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the election of the following persons nominated as directors of the Company:

(1)	Mr. Dai Houliang as director of the Company;

(2)	Mr. Lv Bo as director of the Company.

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

7 February 2020

Notes:

1.

The register of members of H Shares of the Company will be closed from Monday, 24 February 2020 to Wednesday, 25 March 2020 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the EGM, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Friday, 21 February 2020. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Monday, 24 February 2020 are entitled to attend and vote in respect of resolutions to be proposed at the EGM.

2.

Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at this extraordinary general meeting. A proxy need not be a Shareholder. Due to the epidemic of novel coronavirus, Shareholders are encouraged to adopt the appropriate way to vote at the EGM.

3.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the secretariat of the Board (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 10:00 a.m., on Tuesday, 24 March 2020). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

5.

Shareholders who intend to attend this EGM in person or by proxy should return the reply slip accompanying each notice of EGM to the secretariat of the Board on or before Thursday, 5 March 2020 by hand, by post or by fax.

6.	This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending this EGM are responsible for their own transportation and accommodation expenses.

7.	The address of the secretariat of the Board is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6624

Fax: (8610) 6209 9561

8.

As at the date of this announcement, the Board comprises Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive Directors; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.

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